Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated September 30, 2005 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                 September 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $919.55 per unit at the end of September, down 0.2% for the month and down 5.6% year to date.

For the month of September, the stock index sector delivered the largest share of profits with additional gains contributed by currency and other commodity exposures. Offsetting profits were losses in global fixed income and energy markets.

In stock index trading, the Nikkei 225 once again rose to a new four-year high on signs that the world's second largest economy continued to grow. Gains were limited as the majority of global equity markets were volatile in the wake of the two U.S. hurricanes. In currencies, broad-based U.S. dollar strength, primarily versus the Japanese Yen and Euro, also generated profits due to expanding yield differentials in favor of the U.S. dollar. In metals trading, profits were earned as gold reached a 17-year high amid concerns about rising consumer prices and energy costs.

Offsetting profits were losses in the global fixed income sector, where rising yields were unfavorable to many of the Fund's advisors. Australian and U.S. markets proved most difficult. U.S. fixed income yields rose in response to the inflationary pressures attributed to the hurricanes and was reinforced by the additional 25 bps Fed rate hike. Losses were incurred in energy trading as gains made in natural gas, where prices continued to trend upward, were not enough to offset losses incurred due to the sell-off in crude oil during the month. In agricultural markets, performance was down for the month as losses were incurred in cocoa and cotton.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

As of September 30, 2005, advisors to the Fund are AAA Capital Management, Inc., Aspect Capital Limited, Capital Fund Management S.A., Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., and Winton Capital Management Limited.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                           For the Period September 1,
                           Through September 30, 2005

                                                        Percent
                                                      of Average
                                                       Net Assets
                                                       ---------
Realized gains from trading            $34,387,201       3.99%
Change in unrealized gains/losses
     from trading                      (30,560,849)     (3.55)
                                       -----------      -----
                                         3,826,352       0.44
Less, Brokerage commissions
     and clearing fees ($381,784)        4,582,158       0.53
                                       -----------      -----
Net realized and unrealized losses        (755,806)     (0.09)
Interest Income                          1,823,701       0.21
                                       -----------      -----
                                         1,067,895       0.12
                                       -----------      -----
Less, Expenses:
     Management fees                     1,375,974       0.16
     Incentive fees                      1,382,581       0.16
     Other expenses                        203,371       0.02
                                       -----------      -----
                                         2,961,926       0.34
                                       -----------      -----
Net loss                                (1,894,031)     (0.22)%
                                                        ======

Additions (14,053.0393 L.P. units
at August 31, 2005 net asset
value per unit of $921.58)              12,951,000
Redemptions (13,675.4306 L.P. units
at September 30, 2005 net asset
value per unit of $919.55)             (12,575,242)
                                       -----------
Decrease in net assets                  (1,518,273)
Net assets August 31, 2005             856,403,172
                                       -----------
Net assets September 30, 2005         $854,884,899
                                       ===========
Net Asset Value per unit
  ($854,884,899 / 929,818.3711 Units)      $919.41
                                            ======

Redemption value per unit (Note 1)         $919.55
                                            ======

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $919.55.


The net asset value per unit of $919.41 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

   By: /s/ Daniel R. McAuliffe, Jr.
           ------------------------
           Daniel R. McAuliffe, Jr.
           Chief Financial Officer and Director
           Citigroup Managed Futures LLC
           General Partner, Citigroup
           Diversified Futures Fund L.P.